UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No.      )*


                              PORTA SYSTEMS CORP.

-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK

-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   735647307

-------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                Page 1 of 5 Pages

---------------------                     -------------------------------------
CUSIP No. 735647307             13G                  Page   2  of    4   Pages
---------------------                     -------------------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HELIX INVESTMENT PARTNERS, L.P.
     95-4471164
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]

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3    SEC USE ONLY



-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OR ORGANIZATION

     CALIFORNIA, U.S.A.
-------------------------------------------------------------------------------
                         5 SOLE VOTING POWER

                         ------------------------------------------------------
NUMBER OF                6 SHARED VOTING POWER
SHARES
BENEFICIALLY                  814,641
OWNED BY                 ------------------------------------------------------
EACH
REPORTING                 7 SOLE DISPOSITIVE POWER
PERSON WITH
                         ------------------------------------------------------
                          8 SHARED DISPOSITIVE POWER

                              814,641
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     814,641 (INCLUDES 737,432 SHARES ISSUABLE THROUGH CONVERTIBLE DEBT SECURITIES)
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     27.82%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IA, PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 2 of 5 Pages

                                  SCHEDULE 13G

ITEM 1.
        (a)    Name of Issuer

               PORTA SYSTEMS CORP.

        (b)    Address of Issuer's Principal Executive Offices

               575 UNDERHILL BOULEVARD
               SYOSSET, NY 11791

ITEM 2.
        (a)    Name of Person Filing

               HELIX INVESTMENT PARTNERS, L.P.

        (b)    Address of Principal Business Office or, if none, Residence

               1930 CENTURY PARK WEST
               SUITE 302
               LOS ANGELES, CA 90067-6807

        (c)    Citizenship

               CALIFORNIA, U.S.A.

        (d)    Title of Class of Securities

               COMMON STOCK

        (e)    CUSIP Number

               735647307

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]    Broker or Dealer registered under Section 15 of the
                         Act

         (b)      [ ]    Bank as defined in section 3(a)(6) of the Act

         (c)      [ ]    Insurance Company as defined in section 3(a)(19) of
                         the Act

         (d)      [ ]    Investment Company registered under section 8 of the
                         Investment Company Act

         (e)      [X]    Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940

         (f)      [ ]    Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see
                         /section/ 240.13d-1(b)(ii)(F).

         (g)      [ ]    Parent Holding Company, in accordance with
                         /section/ 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)    Amount Benficially Owned

                 814,641 (INCLUDING 737,432 SHARES ISSUABLE THROUGH CONVERTIBLE DEBT SECURITIES)

        (b)    Percent of Class

                 27.82%

                                Page 3 of 5 Pages


        (c)    Number of shares as to which such person has:
               (i)    sole power to vote or direct the vote                     0
               (ii)   shared power to vote or to direct the vote                814,641
               (iii)  sole power to dispose or to direct the disposition of     0
               (iv)   shared power to dispose or to direct the disposition of   814,641

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 1dd-3(d)(1).




ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                HELIX CONVERTIBLE OPPORTUNITIES, L.P.
                WORLDWIDE TRANSACTIONS LTD.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                     NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                     NOT APPLICABLE.




                                Page 4 of 5 Pages

ITEM 10.   CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             October  __, 1997
                             --------------------------------------------
                                            Date

                             --------------------------------------------
                                          Signature


                             Marko A. Budgyk, President of General Partner of Helix Investment Partners, L.P.
                             --------------------------------------------
                                          Name/Title





















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